UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[X] Form 10-Q	[ ] Form 10-D	[ ] Form N-SAR

[ ] Form N-CSR

For Period Ended March 31, 2015

[ ]	Transition Report on Form 10-K

[ ]	Transition Report on Form 20-F

[ ]	Transition Report on Form 11-K

[ ]	Transition Report on Form 10-Q

[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

SURNA, INC.
Full Name of Registrant

Not applicable
Former Name if Applicable

1780 55th St., Suite C
Address of Principal Executive Office(Street and Number)

Boulder, Colorado 80301
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Surna Inc. (the “Registrant”) could not complete the filing of its Quarterly Report on Form 10-Q for the period ended March 31, 2015 due to the final review process not yet completed by the third party accountants. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, Registrant will file its Form 10-Q no later than the fifth calendar day following the prescribed due date.

Forward-Looking Statements

This notification includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  The words “expects” and “intends” and similar terms and phrases are used in this notification to identify forward-looking statements, including statements regarding the estimated timing for the filing of the Quarterly Report on Form 10-Q.  Risks, uncertainties and assumptions that could affect the forward-looking statements include, among other items, the time needed for the registrant to finalize and file its Quarterly Report on Form 10-Q.  Except as required by applicable laws, the registrant undertakes no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Douglas McKinnon	(303)	993-5271
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
[X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 31, 2014, Surna, Inc. (the “Company”, “we”, “us”, or “our”) closed on a merger agreement (the “Merger Agreement”) pursuant to which we agreed to issue to the shareholders of Safari Resource Group, Inc. (“Safari”), a Nevada Corporation, 77,220,000 shares of our unregistered common stock, $0.00001 par value (the “Common stock”), 77,220,000 shares of our unregistered Preferred Stock, $0.00001 par value and assumed the obligations of Safari under certain stock option agreements that require us to issue an aggregate of 10,286,000 shares of our common stock at an exercise price of $0.00024 per share . Upon completion of the transaction, the shareholders of Safari received shares equaling 77.7% of the then issued and outstanding common stock of our company and 100% of our Series A preferred stock.  Additionally, on March 31, 2014, we entered into a binding membership interest purchase agreement, as amended (“Purchase Agreement”) with Hydro Innovations, LLC, a Colorado limited liability company and its owners, Stephen Keen and Brandy Keen (collectively referred to as “Hydro”), pursuant to which we agreed to acquire 100% of the membership interests of Hydro, as well as all assets of Hydro, including all intellectual property, trade names, customer lists, physical properties and any and all leasehold interests. The purchase of Hydro was completed on July 25, 2014.

The results of Safari’s and Hydro’s operations will be included in the Company’s condensed consolidated financial statements as part of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015.  Accordingly, the Company expects, primarily as a result of the transactions with Safari and Hydro, to have a significant change in its results of operations from the quarter ended March 31, 2014. The Company’s revenue is expected to increase from $0 for the quarter ended March 31, 2014 to approximately $870,895 for the quarter ended March 31, 2015. This increase is primarily attributable to the merger with Safari and acquisition of Hydro.

SURNA, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 18, 2015	By:	/s/ Douglas McKinnon
Douglas McKinnon
Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)